Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 25, 2014

VIA FEDERAL EXPRESS AND EDGAR

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Registration Statement on Form S-3
Filed February 11, 2014
File No. 333-193882

Dear Ms. Long:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 10, 2014, relating to the above-captioned Registration Statement on Form S-3 (“Registration Statement”).

Captions and page references herein correspond to those set forth in Amendment No. 1 to Form S-3 on Form S-1, a copy of which has been marked with the changes from the original Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Edward M. Kelly.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please provide us with a detailed legal analysis of your eligibility to register the primary offering of the ordinary shares underlying the warrants described in footnote 4 on Form S-3 and the ability for this registration statement to serve as a post-effective amendment to your Form S-1 (333-178061). In this regard, it does not appear that you meet the public float requirements of General Instruction I.B.1 to Form S-3, and you are not eligible to rely on General Instruction I.B.6 to Form S-3 because you were a shell company before your merger transaction on December 20, 2013. To the extent that you are not eligible to use Form S-3, please file a pre-effective amendment to this registration statement on a form which you are eligible to use for a primary offering and provide primary offering information throughout the pre-effective amendment. Alternatively, remove from this registration statement all primary offering securities.

Securities and Exchange Commission

April 25, 2014

We respectfully believe the Company was eligible to register the issuance of the ordinary shares underlying the warrants (to the extent the warrants are transferred prior to exercise) on Form S-3 pursuant to General Instruction I.B.4 at the time of the initial filing. However, the Company is no longer eligible to use Form S-3 because it was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2013. Accordingly, we have filed the amendment to the Registration Statement on Form S-1 and therefore believe this comment is no longer applicable.

2.	With respect to the resale of shares previously issued by the shell company or issued in connection with your initial business combination, it appears that you may not be eligible to rely on General Instruction I.B.3 to Form S-3 as securityholders who receive securities from a shell company or certain securityholders who receive securities in a transaction specified in Rule 145 are considered underwriters in connection with any resale of those securities. Additionally, because it appears that you are ineligible to use Form S-3 for a primary offering and you may not conduct an at the market offering under Rule 415(a)(1)(x) of Regulation C under the Securities Act, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. As appropriate, please amend the registration statement on a form for which you are eligible to conduct the offering, and revise your disclosure throughout the registration statement to address these requirements, including identifying the selling securityholders as underwriters in the registration statement. For guidance you may wish to refer to Securities Act Release No. 33-8869 and Question 137.01 of the Compliance and Disclosure Interpretations for Securities Act Rules.

For the reasons explained in response to Comment 1 above, we have filed the amendment to the Registration Statement on Form S-1. However, we respectfully disagree with the Staff’s conclusion that the Selling Securityholders should be deemed underwriters in connection with the proposed resale of securities included in the Registration Statement, and instead believe that the resale by these Selling Securityholders is a permissible secondary offering that may be conducted as an at the market offering under Rule 415(a)(1)(i).

Securities and Exchange Commission

April 25, 2014

We respectfully disagree with the Staff’s conclusion that securityholders who receive securities from a shell company are deemed underwriters in connection with every resale of those securities in the future. Neither Rule 144, nor Release No. 33-8869 cited in the Staff’s comment, provide that a person for whom Rule 144 is not available is deemed, as a matter of course, to be an underwriter for purposes of any resale of a shell (or former shell) company’s securities. As stated in the Preliminary Note to Rule 144, Rule 144 provides a safe harbor from the broad definition of an “underwriter” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”), for purposes of sales made pursuant to the exemption available pursuant to Section 4(a)(1) of the Act. Rule 144(i) prohibits holders of shell (or former shell) company securities from relying on the Rule 144 safe harbor to make sales of such company’s securities under the exemption from registration provided by Section 4(a)(1). Rule 144 does not limit registered resales of securities by affiliates or holders of a shell (or former shell) company’s securities.

Whether a selling securityholder is acting on behalf of an issuer in connection with an offering is a matter of factual inquiry into the circumstances at hand. “Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” Comment 214.02 of the Compliance and Disclosure Interpretations for Securities Act Forms. The following is an analysis of the items delineated in such interpretation. Upon review of such items, we respectfully believe that the offering has been properly characterized as a secondary offering and not as a primary offering on behalf of the Company.

How Long the Shares Have Been Held. The majority of the Selling Securityholders acquired the securities being registered for resale on the Registration Statement at various times, ranging from more than two years ago (insider shares, insider warrants and securities underlying unit purchase options held by EarlyBirdCapital, Inc.) to more than four months ago (business combination-related transactions and merger consideration). The most recently acquired securities were acquired by the Selling Securityholder more than a month ago. Moreover, a majority of the resale securities (20,567,141 merger consideration shares and 1,050,000 insider shares) may not be sold – even pursuant to the prospectus – until December 20, 2014 as they are subject to contractual restrictions on transfer.

We respectfully believe the length of time that the Selling Securityholders have been (and in most cases, will continue to be) subject to market risk justifies a finding that the offering by such Selling Securityholders is not a primary offering on behalf of the Company.

Securities and Exchange Commission

April 25, 2014

Circumstances Under Which Securities Were Acquired. The Selling Securityholders acquired their securities registered for resale in the Registration Statement in a number of separate and distinct transactions described in detail beginning on page 48 of the Registration Statement. Respecting the sale of the business-combination related transaction securities, unit purchase options and merger consideration, these were arms-length, privately negotiated transactions with then-unaffiliated parties. The insider shares and insider warrants were originally acquired to ensure that the Company’s sponsors and management had at-risk capital in connection with the initial public offering, as the Company was then a special purpose acquisition company.

In each case, the securities were acquired by the Selling Securityholders for their own account for investment purposes and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities in violation of the federal securities laws.

We respectfully believe the foregoing justifies a finding that the offering by such Selling Securityholders is not a primary offering on behalf of the Company.

Relationship to the Company. The only Selling Securityholders who may be deemed to be affiliates of the Company are Martha L. Byorum, LWEH LLC, Julio A. Torres and Energy Holding Corporation.1 Energy Holding Corporation is the Company’s largest shareholder. Ms. Byorum and Mr. Torres are directors of the Company. LWEH LLC is controlled by A. Lorne Weil, the Company’s non-executive chairman of the board. As such, each of these Selling Securityholders may be deemed to control, or be under common control with, the Company. We respectfully refer the Staff to Question 116.15 relating to the use of Rule 415(a)(1)(i), which states that “under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Therefore, we do not believe that this factor alone should be dispositive in determining that the affiliate Selling Securityholders are underwriters for purposes of this Registration Statement and respectfully believe the other factors outweigh any inference on this point that this offering should be viewed as a primary offering on behalf of the Company.

Except as described in the notes to the Selling Securityholder table, the rest of the Selling Securityholders do not have a material relationship with the Company. None of the non-affiliate Selling Securityholders is controlled by, or under common control with, the Company. Certain of the non-affiliate Selling Securityholders are former directors and officers of the Company; however, such relationships terminated upon consummation of the Company’s merger in December 2013. Accordingly, we do not believe that the relationship of any of these non-affiliate Selling Securityholders is indicative of an indirect primary offering on behalf of the Company.

 1 Certain of the Selling Securityholders may have been deemed to be affiliates of the Company prior to the merger, including Capital Advisory Partners, L.A., Eduardo Robayo and B. Luke Weil. However, such Selling Securityholders no longer have a “control” relationship with the Company.

Securities and Exchange Commission

April 25, 2014

Amount of Resale Securities. Setting aside the securities included for resale in this prospectus by Energy Holding Corporation, the aggregate amount of resale securities offered by the rest of the Selling Securityholders – assuming exercise of all warrants, unit purchase options and warrants underlying unit purchase options offered for resale by such Securityholders – is 7,795,075 ordinary shares, or 20.46% of the Company’s ordinary shares (accounting for the shares to be issued upon exercise of the derivative securities). Individually and including securities underlying warrants and unit purchase options, each of these Selling Securityholders is offering less than 4% of the Company’s ordinary shares. In fact, nearly half of the Selling Securityholders are offering less than 1% of the Company’s ordinary shares.

We recognize that the amount of securities being registered for resale by Energy Holding Corporation is significant. However, the amount of securities to be offered for resale is of course just one of the many factors to consider in determining whether an offering is truly a secondary offering or an indirect primary offering. We respectfully believe that on balance, given the other factors to consider, Energy Holding Corporation is offering the securities for its own account, not on behalf of the Company, and therefore should not be deemed an underwriter for purposes of the resale of these securities.

Business of Underwriting. With the exception of EarlyBirdCapital, Inc., none of the Selling Securityholders are in the business of underwriting securities. We note that, although EarlyBirdCapital, Inc. is a broker-dealer, with respect to the securities being registered hereunder, EarlyBirdCapital, Inc. has represented to us that it acquired the unit purchase options (of which such resale securities form a part) in the ordinary course of business for investment purposes, and that at the time of purchase, it did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those securities. We therefore do not believe that this point leads to a conclusion that the offering is an indirect primary offering on behalf of the Company.

Not Acting as a Conduit for the Issuer. When taken together, the circumstances demonstrate that the Selling Securityholders are not acting as a conduit for the Company to distribute the securities being registered hereunder based on the small amount of securities offered by each holder, the length of time such holders have been (and in some cases will continue to be) subject to market risk, the lack of relationship between most of the Selling Securityholders and the Company other than as a shareholder and the fact that, with one exception, the Selling Securityholders are not in the business of underwriting securities. In addition to these factors, the Selling Securityholders are, except as noted in the Selling Securityholder table, largely unrelated individuals and entities, except insomuch as they are all securityholders of the Company. Each has made fundamental decisions to invest in the Company’s securities at different times and under vastly different circumstances.

Securities and Exchange Commission

April 25, 2014

Moreover, the Company will not receive any proceeds from resales of any of these securities. While the Company may receive proceeds from the exercise of the warrants or unit purchase options, receipt of such proceeds is not contingent upon registration. We acknowledge that who will receive the proceeds from the sale is not the only factor to consider, but we believe where, as here, the Company has no economic interest tied to the resales of securities offered at market prices, this is additional support for the Company’s position that the offering of such securities is truly a secondary, rather than primary, offering.

For all of the foregoing reasons, we respectfully believe the offering of the resale securities held by the Selling Securityholders are properly classified as a secondary offering, and not a primary offering on behalf of the Company. Accordingly, these securities in an at the market offering pursuant to Rule 415(a)(1)(i).

Rule 145(c)

The Staff also refers to the presumption under Rule 145(c) that certain securityholders who receive securities in transactions specified in Rule 145(a) are deemed to be engaged in a distribution of the issuer’s securities for any resale of such securities and therefore such securityholders are deemed to be underwriters as defined in Section 2(a)(11) of the Act. Initially, we note that the only Selling Securityholder to which this rule may apply is Energy Holding Corporation, as no other Selling Securityholder received its securities in a Rule 145(a) transaction.

Importantly, Rule 145(c) does not prohibit an issuer from registering securities held by such persons. Even if Energy Holding Corporation could be deemed an “underwriter” pursuant to Section 2(a)(11) of the Act under Rule 145(c), the securities being registered on behalf of Energy Holding Corporation are being registered for its own account, not for the Company’s account. The Company will not receive any proceeds from any resales Energy Holding Corporation should make in the future under the prospectus. As described above, Energy Holding Corporation is also contractually prohibited from selling the majority of the resale securities it holds until December 20, 2014 (at which time, we note the Company will have filed its Form 10 information almost one year prior). For these reasons, we respectfully believe the resale securities offered by Energy Holding Corporation are clearly for being made by Energy Holding Corporation, rather on behalf of the Company and thus may properly be made on an at the market basis under Rule 415(a)(1)(i).

Accordingly, we have not modified the Registration Statement in response to this comment.

Securities and Exchange Commission

April 25, 2014

3.	We note that you are registering for resale earnout shares issuable to Energy Holding Corp. upon the achievement of specified targets. Please advise us as to your ability to register the resale of such shares even though such shares were not outstanding as of the date the registration statement was filed. See Question 139.06 of the Compliance and Disclosure Interpretations for Securities Act Sections.

We respectfully do not believe that the Compliance and Disclosure Interpretation cited by the Staff prohibits the registration of shares that are not outstanding as of the date the registration statement is filed. The cited Compliance and Disclosure Interpretation contemplates the filing of a registration statement for shares that are not yet outstanding provided that private placement purchasers are irrevocably committed to purchase the securities upon the effectiveness of a registration statement. The Compliance and Disclosure Interpretation suggests that the validity of the exemption provided by Section 4(a)(2) is doubtful only where the registration statement is on file before a private offering even takes place. Respecting the earnout shares, these shares have already been privately placed with Energy Holding Corporation in connection with the merger.

We further refer the Staff to Question 116.05 of the Compliance and Disclosure Interpretations for Securities Act Forms, which provides that in connection with a merger transaction that is exempt from registration under Section 4(a)(2) of the Act, resales of earnout shares to be issued in connection with such transaction may be registered on Form S-3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed. Although Question 116.05 specifically addresses registration of earnout shares on Form S-3, we submit that there is no reason to allow such shares to be registered on a Form S-3 and not Form S-1. Accordingly, we respectfully believe such securities may be registered for resale on the Registration Statement.

4.	We note that pursuant to Rule 429 this is a combined prospectus relating to Form S-1 (333- 178061). Please identify the amount of unsold securities from the Form S-1 that you are including in this registration statement, and identify the filing fee paid in connection with such unsold securities. Refer to Securities Act Rule 415(a)(6) and Question 212.24 of the Compliance and Disclosure Interpretations for Securities Act Rules.

We have revised the disclosure on the cover page to identify securities registered on Registration Statement No. 333-178061, which are included in the combined prospectus and the filing fee paid in connection therewith as requested.

Securities and Exchange Commission

April 25, 2014

Calculation of Registration Fee

5.	The number of securities shown as being registered is inconsistent with disclosure throughout the registration statement regarding the number of securities being offered. For example, it appears from the fee table that you are registering a total of 36,766,523 ordinary shares for resale, but this is inconsistent with the disclosure on the prospectus cover page. In addition, it is unclear why the prospectus cover page states that 1,000,000 ordinary shares are being registered in the primary offering. Please ensure that the number of shares being registered is consistent throughout, including on the outside front cover page, “The Offering” on page five, and “Selling Securityholders” on page 18. Please also advise why you have excluded certain shares from the total number being offered by selling securityholders, as disclosed on page five. As appropriate, please revise throughout the registration statement.

The resale of the ordinary shares underlying the warrants being registered for resale (footnote 4) was inadvertently included in both the first and third lines of the “Calculation of Registration Fee” table. We have removed the duplicative line of the table and revised footnote 3 to the table to clarify that the number of ordinary shares registered for resale on this line includes both ordinary shares that have been issued and ordinary shares that may be issued upon the exercise of warrants described in footnote 4.

We have also added to the Registration Statement the resale of 95,693 ordinary shares sold in a private placement, which was consummated on March 14, 2014, so that the total number of ordinary shares being registered for resale (including ordinary shares underlying warrants) is 31,362,216. We have revised the number of shares being offered throughout the Registration Statement to account for these additional shares. Note that we have also revised the table to include 4,600,000 ordinary shares issuable upon the exercise of warrants (which warrants were previously registered on Registration Statement No. 333-178061), but which ordinary shares were not previously registered.

As described in the second paragraph of the prospectus cover page, the Registration Statement includes the issuance of ordinary shares and warrants upon the exercise of certain outstanding convertible securities as follows: (A) 11,000,000 ordinary shares issuable upon the exercise of: (1) 4,200,000 warrants sold to the Company’s public shareholders in its initial public offering; (2) 900,000 unit purchase options2 sold to certain of the Selling Stockholders simultaneously with the initial public offering, of which 400,000 ordinary shares were previously registered; (3) 4,8000,000 warrants sold to certain of the Selling Stockholders in a private placement taking place simultaneously with the Company’s initial public offering; and (4) 200,000 warrants issued upon the conversion of a working capital loan made by a Selling Stockholder and (B) 900,000 warrants issuable upon the exercise of 900,000 unit purchase options, of which 400,000 warrants were previously registered.

 2 For clarity, 1,800,000 ordinary shares are issuable upon the exercise of these unit purchase options—900,000 ordinary shares issuable directly upon the exercise of such options and 900,000 issuable upon the exercise of the warrants issued upon exercise of such options.

Securities and Exchange Commission

April 25, 2014

On page 5, we have excluded from the “Shares Offered by Selling Securityholders” all ordinary shares underlying warrants and unit purchase options, as well as the earnout shares, because none of such shares are currently outstanding, and in fact, may never be outstanding. Whether such underlying ordinary shares are ever issued depends, at least in part, on factors outside of the Company’s control, such as the market price of the Company’s ordinary shares. Likewise, we have excluded from the number of “Warrants Offered by Selling Securityholders” all warrants underlying unit purchase options for the same reason. We have revised notes (1) and (2) on page 5 to clarify that these additional ordinary shares and warrants may also be sold by Selling Securityholders pursuant to the prospectus. We believe the revised notes adequately inform investors that such shares and warrants are not currently outstanding, that they may be issued to the Selling Securityholders in the future upon exercise of the warrants and/or unit purchase options and thereafter may be sold by the Selling Securityholders under the prospectus.

Background of this Prospectus, page 2

6.	For greater clarity, specify in the last paragraph of each subsection under this heading the number of securities being registered on this registration statement.

We have revised each subsection as requested.

Selling Securityholders, page 18

7.	Describe briefly how each selling securityholder acquired the securities being offered for resale.

We have added the requested disclosure beginning on page 48 of the Registration Statement.

8.	For any selling securityholder that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling securityholder. Refer to Question 140.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

We have identified any person or persons, who, to the Company’s knowledge, may be deemed to have beneficial ownership of the securities owned by the Selling Securities by reason of his, her or its voting or investment control (or both) for such securities.

9.	Please disclose any position, office, or other material relationship that any selling securityholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Securities and Exchange Commission

April 25, 2014

All positions, offices and other material relationships that any Selling Securityholder has had with the Company or its affiliates in the past three years were disclosed in the Registration Statement as filed initially in the notes to the Selling Securityholders table. Accordingly, we have not revised the disclosure in response to this comment.

10.	Identify by footnote or otherwise any selling securityholder that is a broker-dealer or an affiliate of a broker-dealer. We also note the disclosure in the last paragraph on page 21. Please confirm whether this disclosure applies to the shares being registered for resale by EarlyBirdCapital, Inc.

We have revised the disclosure as requested. We confirm that the last paragraph on page 48 applies to the shares being registered for resale by EarlyBirdCapital, Inc.

Undertakings, page II-1

11.	Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Exhibits

We have revised the undertakings as requested.

12.	Include as exhibits all material agreements relating to the securities being registered under this registration statement, including any escrow agreements, registration rights agreements, warrant agreements, and subscription agreements.

We have revised the exhibits as requested.

Exhibits 5.1 and 5.2

13.	The statement at the end of the first paragraph in each opinion that the registration statement covers 5,000,000 ordinary shares underlying the insider warrants and working capital warrants to the extent those warrants are transferred before exercise is inconsistent with the information in the calculation of registration fee table that 5,500,000 ordinary shares underlying the insider warrants and working capital warrants are being registered. Please reconcile the opinions and the calculation of registration fee table. Please also update the legal opinions to the extent that the number of shares being registered is revised based on our related comments above.

The 5,500,000 warrants included in the “Calculation of Registration Fee” table include 500,000 warrants issuable to certain Selling Securityholders upon the exercise of outstanding unit purchase options. We have revised the disclosure in footnote 4 of the table accordingly. The opinions correctly state that the Registration Statement covers 5,000,000 ordinary shares underlying the insider warrants and working capital warrants. We therefore respectfully believe that the legal opinions do not need to be updated.

Securities and Exchange Commission

April 25, 2014

Exhibit 5.2

14.	We note that the opinion provided in paragraph 3.2 assumes that the shares have not yet been issued by the company. Please have counsel revise the opinion to reflect that the shares being offered for resale are already issued and outstanding.

Maples and Calder has revised its opinions in paragraphs 3.2 and 3.3 to separately cover the shares that have been issued and the shares that may be issued upon the conversion of outstanding warrants and unit purchase options.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant

JMG/kab

Enclosures

cc: Messrs. Joaquin Fernandez and Jose Daes